SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 5 )(1)

                           Appiant Technologies, Inc.
                      (f/k/a Nhancement Technologies, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    03782R108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Gerald L. Fishman
                               Wolin & Rosen, Ltd.
                        55 West Monroe Street, Suite 3600
                                Chicago, IL 60603
                                  312.424.0600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 31, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

-------------------------------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(SC13D-07/99)
                         (Continued on following pages)
                              (Page 1 of 7 Pages)


CUSIP No.   03782R108                  13D                   Page  2 of 7 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

L. Thomas Baldwin III                                       SS No.
L. Thomas Baldwin III Living Trust u/t/a dated 11/9/95    FEIN No.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
     See Note A
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF -- See Note A

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                           Item 2(d) [_]
                                                           Item 2(e) [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         3,219,844   See Note A

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                      586,490   See Note A
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING          3,219,844  See Note A

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                       586,490  See Note A

CUSIP No.   03782R108                  13D                   Page  3 of 7 Pages


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,068,414 -- L. Thomas Baldwin III  (See Note A)
               151,430 -- L. Thomas Baldwin III Living Trust  (See Note A)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                      [X]
     See Note A
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN -- L. Thomas Baldwin III
     OO -- L. Thomas Baldwin III Living Trust

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



ITEM 1.  SECURITY AND ISSUER

         a.       Appiant Technologies, Inc.
                  (f/k/a Nhancement Technologies, Inc.)
                  6663 Owens Drive
                  Pleasanton, CA    94588

         b.       Common Stock, $.01 par value

ITEM 2.  IDENTITY AND BACKGROUND

a.  L. Thomas Baldwin III             a.   L. Thomas Baldwin III Living
                                           Trust, L. Thomas Baldwin III, Trustee

b.  141 West Jackson Boulevard        b.   141 West Jackson Boulevard
    Suite 2850                             Suite 2850
    Chicago, IL    60604                   Chicago, IL    60604

c.  Investor, Trader                  c.   Trust, Trustee

d.  N/A                               d.   N/A

e.  N/A                               e.   N/A

f.  USA                               f.   Illinois, USA


ITEM 3.  SOURCE AND AMOUNT OF FUNDS FOR OTHER CONSIDERATION

     The source of the funds are the personal funds of L. Thomas Baldwin III and the L. Thomas Baldwin III Living Trust. The aggregate amount of funds used in making purchases through and including 31 March 2001 for these Reporting Persons (see Note A) were $49,812,198 for Mr. Baldwin and $2,645,036 for the L. Thomas Baldwin III Living Trust.

CUSIP No.   03782R108                  13D                   Page  4 of 7 Pages


ITEM 4.  PURPOSE OF TRANSACTION


          The purpose of the acquisition of securities of the Issuer is as an investment by L. Thomas Baldwin III.


     a. Mr. Baldwin has no present plans to purchase additional shares of the Issuer except as a result of possible conversion or exercise of convertible securities or warrants currently held by him.

     b-j. Mr. Baldwin has no present intentions to engage in or cause any of the matters listed in these subsections of this Item 4. His present intention is to be and remain an investor in the Issuer. In December, 2000, Mr. Baldwin was elected a director of the Issuer. The timing and amount of additional purchases, if any, are currently unknown.

ITEM 5.  INTEREST AND SECURITIES OF THE ISSUER

         a.       Shares owned:

                  (1) L. Thomas Baldwin III -- 3,219,844 shares (24.0%) (See Note A)

                  (2)     Rosenthal Collins Group, L.L.C.  (See Note A)

                          (i)  L. Thomas Baldwin III -- 435,060 shares (3.4%)

                          (ii) L. Thomas  Baldwin III Living  Trust -- 151,430
                               shares(1.2%)

                          Total Rosenthal Collins Group, L.L.C. -- 586,490 shares (4.6%)

                  Total Group (See Note A) -- 3,806,334 shares (29.65%)

         b.       Voting power:

                  (1) L. Thomas Baldwin III, individually (See Note A) Sole voting power -- 3,219,844
                           Shared  voting power ---  586,490
                           Sole dispositive  power --  3,219,844
                           Shared  dispositive power --   586,490

                  (2) Rosenthal Collins Group, L.L.C. (See Note A) Sole voting power -- 586,490
                           Shared voting power  ---  586,490
                           Sole dispositive power  --  586,490
                           Shared dispositive power  --  586,490

CUSIP No.   03782R108                  13D                   Page  5 of 7 Pages



     c. Previously, this Reporting Person included in the total number of shares of Common Stock beneficially owned, Warrants to purchase 300,000 shares of Common Stock of the Issuer, excercisable until July 31, 2001 at $6.00 per share. On January 10, 2001, these Warrants were directed to be transferred from this Reporting Person to Baldwin Partners, L.P., a family limited partnership in which this Reporting Person has a pecuniary interest and control.

          On January 11, 2001, 1,500,000 shares of the Issuer were directed to be transferred from this Reporting Person to Baldwin Partners, L.P., a family limited partnership in which this Reporting Person has a pecuniary interest and control.

          On March 21, 2001, this Reporting Person purchased, at par, the Issuer's $2,500,000 face amount Convertible Promissory Note due May 31, 2001. The Note is convertible at any time at a conversion price equal to 80% of the average of the lowest closing market prices (meaning the last highest bid prices) for any 5 trading days beginning March 16, 2001 and ending on maturity of the Note, provided that such conversion price shall not be less than $1.00. The number of underlying shares issuable upon conversion shall not exceed 19.9% of the number of shares of Common Stock then issued and outstanding, without obtaining shareholder approval of such issuance (as of 2/13/01, there were 12,849,890 shares outstanding).

          This Reporting Person has included in the total number of shares of Common Stock the 35,000 shares of Series B Preferred Stock of the Issuer which are immediately convertible into not more than 350,000 shares of Common Stock at the lesser of (i) $13.50 per share or (ii) 90% of the average closing bid prices for the ten trading days immediately preceding the date of conversion, provided that such conversion price shall not be less than $10.00. Based upon the closing bid prices for the first ten trading days in April, 2001, 350,000 shares of Common Stock are issuable upon conversion of the Series B Preferred Stock.

          In connection with the $2,500,000 Convertible Promissory Note, the Issuer has agreed to issue to this Reporting Person, as of March 21, 2001, a Warrant to purchase 462,963 shares of the Issuer's Common Stock, subject to adjustment and to the issuance of additional Warrants if the Issuer does not receive certain additional equity investments. All such Warrants will be exercisable immediately upon their issuance at an exercise price of $2.70 per share and shall expire 7 years from issuance.

     d.       N/A

     e.       N/A


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          See Note A with respect to the relationships among the persons named in Item 2 and with respect to the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. There are no materials relating to the borrowing of funds to finance the acquisition, as disclosed in Item 3.

CUSIP No.   03782R108                  13D                   Page  6 of 7 Pages


         2. There are no written agreements relating to the acquisition of Issuer control, liquidation, sale of assets, merger or change in business or corporate structure or any other matter, as disclosed in Item 4.

         3. There are no written agreements relating to the transfer of voting of the securities, finders' fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss of profit, or the giving or withholding of any proxy, as disclosed in Item 6, except the Common Stock Warrant attached as an Exhibit hereto.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 25, 2001.

                                            /s/  L. Thomas Baldwin III
                                            ------------------------------------
                                            L. THOMAS  BALDWIN  III,
                                            Individually  and as Trustee of
                                            the L. Thomas  Baldwin III Living
                                            Trust u/t/a dated 11/9/95


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


                                     NOTE A

This Schedule 13D represents ownership by the Reporting Person and other members of the "group" as described below of an aggregate of 3,806,334 shares of common stock of the Issuer (29.65%), including immediately exercisable warrants to purchase 300,000 shares at $6.00 per share and 35,000 shares of Series B Preferred Stock convertible at any time into not more than 350,000 shares of Common Stock, but excluding shares issuable upon conversion of a $2,500,000 Convertible Promissory Note or a Warrant to purchase 462,963 shares (as may be adjusted) described in Item 5c above (not more than 19.9%). L. Thomas Baldwin III is a non-voting, non-managing member of Rosenthal Collins Group, L.L.C., an Illinois limited liability company ("RCG"). RCG is registered with the Commodity Futures Trading Commission as a futures commission merchant and is a clearing member of all major principal futures exchanges in the United States and elsewhere. As such, RCG is required to meet and maintain significant levels of adjusted net capital to comply with CFTC and exchange clearing requirements.

While RCG has full legal control over 586,490 shares, Mr. Baldwin could always direct RCG to sell the shares, which accommodation RCG would be willing to accommodate subject, of course, to all the various capital requirements with which RCG must comply. Moreover, as an accommodation, RCG would be willing to defer to Mr. Baldwin with respect to the voting of such shares. Hence, RCG in
Item 5.b has listed the shares deposited with it as owned by it, and it has listed voting and dispositive power as shared with Mr. Baldwin.

CUSIP No.   03782R108                  13D                   Page  7 of 7 Pages

While the shares of the Issuer held by RCG are owned of record and are under its total legal control, RCG, solely for purposes of the shares of the Issuer and not otherwise, should be deemed an affiliate of L. Thomas Baldwin III and Mr. Baldwin should be deemed de facto beneficial owner of all such shares, notwithstanding that all such shares are subject to the risks and requirements, regulatory and market, of RCG.